SHINER INTERNATIONAL, INC.
19th Floor, Didu Building, Pearl River Plaza
No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

March 31, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Registration Statement on Form S-1
Filed February 25, 2011
File No. 333-172455

Ladies and Gentlemen:

As requested in the comment letter dated March 23, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form S-1, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

SHINER INTERNATIONAL, INC.

By:	/s/ Qingtao Xing
Qingtao Xing
CEO and President